

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 17, 2016

Joe Lewis
Chief Executive Officer
Tech Central, Inc.
134 West Mission
Fallbrook, CA 92028

Re: Tech Central, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 21, 2016
File No. 333-212438

Dear Mr. Lewis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Registration Statement Cover Page

2. Please revise your cover page to list your agent for service. Refer to Form S-1.

3. We note your disclosure on page 2 that "[t]he offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o)." Please reconcile this with your disclosure in footnote 1 to the Calculation of Registration Fee table that the proposed maximum aggregate offering price is "[e]stimated solely for purposes of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended." As you appear to be registering the number of securities offered, not the dollar amount, it appears that Rule 457(a) is appropriate.

Prospectus Summary, page 5

4. Please revise your prospectus summary and include a risk factor to state that your auditors have issued a going concern opinion on your audited financial statements.

5. Please explain your reference on page 6 to a potential secondary offering "in 2015."

6. We note your disclosure on page 6 that "the Company will continue to seek consultation from those persons more adept in the multi-media industry possibly as a director, employee, or outside consultant." Please revise to briefly disclose your current agreements with consultants.

Selling Security Holders, page 12

7. We note the December 31, 2015 reference dates. Please revise this section to provide this information as of a more recent date.

8. For Tala Media Corp, please advise if the natural persons who control such entity have had any material relationship with the company or any affiliates within the past three years. If so, please revise to identify each such natural person and describe the nature of any material relationship.

9. We note that MMT, Inc. is associated with Mr. Lewis. Please reconcile with your disclosure in the last paragraph of this section. Please also revise the prospectus throughout as applicable.

Description of Securities to Be Registered, page 15

10. Please reconcile your disclosure here discussing the requirements to be listed on the OTCQB with your disclosure elsewhere contemplating quotation on the OTCBB. Similarly, the OTC is a quotation service and not a securities exchange. Accordingly, it is inappropriate to make reference to "listing" on the OTC.

11. We note your disclosure that investors should refer to the "applicable statutes of the state of Wyoming for a more complete description of the rights and liabilities of holders of our securities." Such a qualification is inappropriate unless you file the applicable provisions of Wyoming law as exhibits to the registration statement. Please revise accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 22

Executive Compensation, page 23

12. Please revise your Summary Compensation Table to be in the format required by Item 402(n) of Regulation S-K.

Security Ownership of Certain Beneficial Owners, page 24

13. Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Related Party Transactions, page 25

14. Please revise this section to disclose the basis on which each listed party is a related person. Refer to Items 404(a)(1) and (d)(1) of Regulation S-K.

Audited Financial Statements, page 29

Statements of Cash Flows, page 34

15. From information in notes 4 and 5 of the annual financial statements and pages 23, 26 and 33 it appears that the amount for "paid in capital" for 2015 in net cash provided by financing activities includes noncash transactions and for 2014 is all a noncash transaction. Please revise as appropriate.

Financial Statements, page F-1

16. Please update the financial statements included in a further amendment to this filing pursuant to Rule 8-08 of Regulation S-X.

Notes to the Consolidated Financial Statements, page F-5

Note 7 – Subsequent Events, page F-7

17. You state in the second sentence that your auditor reviewed your interim financial statements. In this regard, please note that when you state in any filing that interim financial statements have been reviewed by an independent public accountant, a report of the accountant on the review must be filed with the interim financial statements pursuant to Rule 10-01(d) of Regulation S-X. Please revise your filing as appropriate.

Item 16. Exhibits, page 40

18. Please file your employment agreement with Mr. Lewis as an exhibit to your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3680 with any other questions.

Sincerely,

/s/ Donald E. Field

Donald E. Field
Attorney-Adviser
Office of Transportation and Leisure

cc: David Cutler, Esq.